LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

04010473

82-3957

Ref : SEC/DS

February 24, 2004.

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street N.W.
Washington DC20549-U.S.A.

SUPPL

Dear Sir,

Sub : L&T Wins Rs 1006-crore ONGC Order for Oil & Gas Platforms

We send herewith a copy of the Press Release that is being issued by the Company today, in connection with the above.

Thanking you,

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

(S.V. SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

JLW 3/10

PRESS RELEASE
Issued by Corporate Communications Department
LARSEN & TOUBRO LIMITED
L&T House, Ballard Estate, Mumbai 400 001

Tel: 22685786 (Direct), 22685656 Ext: 772/851
Fax: 91-22-22685607/ 8
E-mail: jkp-ccd@lth.ltindia.com

L&T Wins Rs 1006-crore ONGC Order for Oil & Gas Platforms

Mumbai, February 24, 2004: L&T has won a turnkey project order valued at Rs 1006 crores from the Oil & Natural Gas Corporation (ONGC) for **nine new wellhead platforms**. The platforms are expected to boost oil output from Mumbai High South by around 2.15 million tonnes per year and increase gas production by 3.87 million cubic metres per day.

L&T will have single point responsibility for the complete engineering, procurement, fabrication and installation of the platforms. Fabrication will be carried out at L&T's world-scale, shore-based works complex at Hazira near Surat as well as the Company's new facility in Mangalore.

Mr. K. Venkataramanan, President (Operations) and Member of the Board, L&T, said that the order, won against global competition, was another affirmation of L&T's growing capability in the oil & gas sector. L&T has orders under execution for other platforms from ONGC and also upstream projects for oil & gas from Tanzania and Qatar.

ONGC selected L&T because, in addition to being globally competitive, L&T will meet a challenging delivery schedule. Five platforms are to be completed by 15th April 2005 and the balance four platforms by 28th February 2006. L&T will also deliver around 30,000 tonnes of Topsides and Jackets for the project.

L&T will subcontract engineering for this project to Aker Kvaerner.

FN: ONGC 1006. doc